 **Gmail**   **Becky Wang** ▨▨▨▨▨▨▨▨▨▨

Update for friends of Rabble: next-gen social action social platform

▨▨▨▨▨▨▨▨▨▨▨▨▨▨   Tue, Dec 27, 2022 at 12:24 PM
To: ▨▨▨▨▨▨▨▨▨

Dear friends, family, and supporters of Rabble,

For some of you, it's been awhile since we last connected. In that time, Rabble has evolved as a company, a brand, a product and a team. What started as an idea for greater civic engagement, has evolved into a next generation social platform built on web3 that uses technology and intentionality to inspire people towards real world impact. Now that we're hitting some important milestones, I'm reaching back out to re-engage. It would be a pleasure to hear from you during and after the holidays.

Please meet Rabble.

The story of why we started Rabble hasn't changed much since we started. There's a lot that people - young people in particular - are angry about. From thunderclap moments following the murders of George Floyd, Ahmaud Arbery, Breonna Taylor, Hong Kong protests, #MeToo to the social problems that are leaving a new reality for Gen Z - our kids - to face. It's not easy to address the cascading effects of complex issues like climate catastrophe, inequity, wavering democracy, and moral relativism in our current system. The reality is – they care, they are motivated, and they don't have the tools to organize the single greatest resource they have - themselves.

Social media as it stands has led us down a path of polarization, misinformation, digital doxxing, and accelerated loneliness. Apple and Facebook have torn a hole into the digital marketing landscape and ads don't work like they used to. Brands are clamoring for opportunities to deliver on relevance.

As the product and world around us has continued to evolve, it has become more and more clear that the time for Rabble is now. In December, we announced our closed alpha at Art Basel Miami. We met artists, influencers and industry partners who expressed a lot of interest in collaborating around impact on our platform.

Many of you have been early supporters of Rabble; your encouragement has enabled our dream to convert into reality, one step at a time. As our "guardian angels", we'd love to call upon you for support in this next phase. ***I'm excited to share that we are kicking off Rabble's initial round of fundraising with a $2MM investment target***.

Rabble has been lucky to have some high profile supporters. Chelsea Clinton and Tony Hsieh are a couple of them, with Tony's brother Andy carrying on his legacy and support. Now that we are ready for our first influx of capital, we are looking for partners that also share our values and beliefs.

So here are our asks:

1. If you know of any investors that would resonate with Rabble's mission, please offer introductions
2. If you or someone you know is interested in participating in this round, get in touch!
3. If you're curious to see our evolution, we'd love to hear from you.

Community is a big part of what Rabble stands for, and without community, we wouldn't be here today. To acknowledge that, we are sectioning off $250-300K for early supporters to participate in Rabble's initial round, at a preferred rate. This carveout will be offered on a first-come first-served basis, so if you are curious, I invite you to reach out.

Becky.